UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

VEON Ltd.

(Name of Issuer)

American Depositary Shares, or ADSs, each representing one common share

(Title of Class of Securities)

91822M106

(CUSIP Number)

March 3, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91822M106

1.	Names of Reporting Persons Exor N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 89,174,902
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 89,174,902
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,174,902
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.10%*
12.	Type of Reporting Person (See Instructions) HC, CO

*	Based on 1,749,127,404 common shares outstanding at September 30, 2021 as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on October 28, 2021.

Page 2 of 6 pages

CUSIP No. 91822M106

1.	Names of Reporting Persons. Exor Capital LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 89,174,902
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 89,174,902
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,174,902
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.10%*
12.	Type of Reporting Person (See Instructions) PN

*	Based on 1,749,127,404 common shares outstanding at September 30, 2021 as reported in the Issuer’s Form 6-K filed with the SEC on October 28, 2021.

Page 3 of 6 pages

Item	1.

(a)	Name of Issuer: VEON Ltd.

(b)	Address of Issuer’s Principal Executive Offices Claude Debussylaan 88 1082 MD, Amsterdam The Netherlands

Item 2.

(a)	Name of Person Filing Exor N.V. Exor Capital LLP

(b)	Address of Principal Business Office or, if none, Residence Exor N.V. Gustav Mahlerplein 25 Amsterdam, 1082 MS The Netherlands Exor Capital LLP 28 Headfort Place London, SW1X 7DH United Kingdom

(c)	Citizenship Exor N.V. – the Netherlands Exor Capital LLP – United Kingdom

(d)	Title of Class of Securities American Depositary Shares, or ADSs, each representing one common share

(e)	CUSIP Number 91822M106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Exor N.V.:

(g) A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

Exor Capital LLP:

(j) a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Investment Manager

Page 4 of 6 pages

Item 4.	Ownership.

(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

(b)	Percent of class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.

	(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.

	(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.

	(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Exor Capital LLP:

(j)	a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Investment Manager

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2022

Exor N.V.

By	/s/ Enrico Vellano

Name:	Enrico Vellano
Title:	Chief Financial Officer

Exor Capital LLP

By	/s/ Marco Benaglia

Name:	Marco Benaglia
Title:	Co-CEO

Page 6 of 6 pages

INDEX TO EXHIBITS

99.1	Joint Filing Agreement